November 26, 2008

VIA EDGAR AND FACSIMILE

Andrew Mew
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	Ironclad Performance Wear Corporation
Form 10-KSB/A for the Fiscal Year Ended December 31, 2007
Form 10-Q for Fiscal Quarters Ended March 31, 2008 and June 30, 2008
File No. 0-51365

Dear Mr. Mew:

On behalf of Ironclad Performance Wear Corporation (the “Company”), we are writing to provide you with additional supplemental information in response to the letter sent to the Company by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated November 18, 2008 (the “Comment”).

For the Staff’s convenience, the text of the Comment has been incorporated herein. The factual information provided herein was provided to us by the Company.

Form 10-KSB/A for the Fiscal Year Ended December 31, 2007
Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 3. Accounting Policies, page 31
Segment Information

1.
We note your proposed disclosures and responses to our prior comments seven and eight regarding the operating segments identified under paragraph 17 and your compliance with the reporting requirements of SFAS 131. In this regard, explain to us in more detail the meaning of your response statement that “the Company does not define or compare discrete financial information for any component because all product lines are similar.” In particular, advise us how you applied paragraph 10 of SFAS 131 in determining that you have only one operating segment. Disclose the factors you used in determining that you have only one operating segment. In addition, disclose in a separate footnote to the financial statements the product revenue information as required by paragraph 37 of SFAS 131 consistent with your similar proposed disclosures in management’s discussion and analysis. Please show us what your revised disclosures for future filings will look like.

15260 Ventura Boulevard, 20th Floor, Sherman Oaks, California 91403
office > 818.444.4500 fax > 818.444.4520 www.biztechlaw.com

Andrew Mew November 26, 2008 Page 2

The Company respectfully advises the Staff with respect to its application of paragraph 10 of SFAS 131, that it considers its product lines to be similar in that the purpose of all products is to provide functional protection and comfort to workers in the form of work wear for various parts of the body. Originally we designed and sold gloves and have since expanded our products to include shirts, pants, jackets and certain undergarments. All of our internal sales force and external sales representatives have all of our products available to them, and sell them through the same channels. The Company is a small operation with 22 employees, all of whom perform their assigned functions on behalf of the Company, without distinguishing between products or segments. Revenues from all products come from the same customers and expenses are incurred on behalf of the Company as a whole, without distinction between products or segments. While the Company does maintain discrete sales information for each individual product for analytical purposes, it does not break down other operating expenses by any measurable metric.

In response to the Staff’s comment regarding paragraph 37 of SFAS 131, the Company proposes to include the following footnote in its future filings.

“The Company’s revenues are derived from the sale of our core line of task specific work gloves plus our new line of workwear apparel products, available to all of our customers, both domestically and internationally. Below is a table outlining this breakdown for the comparative periods:

	Year Ended December 31, 2007			Year Ended December 31, 2006
Net Sales	Gloves	Apparel	Total	Gloves	Apparel	Total
Domestic	$10,591,382	$958,619	$11,550,001	$8,510,889	$426,594	$8,937,483
International	1,460,351	38,845	1,499,196	629,082	14,645	643,727

Total	$12,051,733	$997,464	$13,049,197	$9,139,971	$441,239	$9,581,210

In responding to the Comment, the Company acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

Andrew Mew November 26, 2008 Page 3

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal Securities laws of the United States.

Please do not hesitate to call us if you have any questions or you need any additional information with respect to the matters set forth above.

Sincerely, /s/ Christian J. Scognamillo Christian J. Scognamillo

CJS/jlf

cc:	Milwood Hobbs
Thomas Kreig
Eduard Jaeger